UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02013040

January 22, 2002 NO ACT
P.E 12-17-01
1-06033

Act 1934
Section
Rule 14A-8
Public Availability 1/22/2002

Christine S. Grawemeyer
Senior Counsel
UAL Corporation
Elk Grove Township, Illinois
P.O. Box 66919
Chicago, IL. 60666

Re: UAL Corporation
Incoming letter dated December 17, 2001

Dear Ms. Grawemeyer:

This is in response to your letter dated December 17, 2001 concerning the shareholder proposal submitted to UAL by Ralph Kropp. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Ralph Kropp
P.O. Box 660395
Miami Springs, FL 33266

1934 Act/Rule 14a-8

December 17, 2001

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UAL Corporation -- Shareholder Proposal Submitted by Ralph Kropp

Dear Ladies and Gentlemen:

On behalf of UAL Corporation and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Ralph Kropp from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. Kropp, dated November 21, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

SHAREHOLDER APPROVAL OF CERTAIN TRANSACTIONS

"RESOLVED, that the UAL Board of Directors take the steps necessary to amend the UAL Restated Certificate of Incorporation to provide that airline acquisitions which have been approved by a Board of Directors vote, also be approved by a stockholder vote. This amendment would affect future transactions made by the Company where the value of the transaction exceeds five percent of the consolidated total assets of the Corporation and its subsidiaries as reported in its most recent audited financial statements."

Supporting Statement

Presently, the UAL Restated Certificate of Incorporation would permit certain airline acquisitions to be effected without stockholder approval. Furthermore, UAL Corporation is incorporated in Delaware. In certain instances, a shareholder vote would be required under Delaware law for acquisitions and mergers; however, under Delaware law, a shareholder vote is not necessary for all-cash

1112190 94152311

acquisitions using stock that is already authorized unless the certificate of incorporation requires such approval.

In May of 2000, a purchase price for an all-cash purchase of US Airways was negotiated. On the 23rd of that month, the acquisition proposal was submitted to the UAL Board and approved. In August of 2001, the proposed merger failed to receive approval from the U.S. Department of Justice and, subsequently, it was terminated. However, the acquisition proposal was never submitted for approval by UAL shareholders.

The transaction value set above five percent of consolidated total assets will act as a threshold so that shareholder approval will be sought only on transactions requiring a significant amount of the Company's resources and, therefore, of importance to all shareholders. Shareholders should have a voice by way of voting on these significant transaction proposals.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify it of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proponent may be Properly Omitted under Rule 14a-8(i)(1) as it is not a Proper Subject Matter for Action by Shareholders under the Delaware General Corporation Law

Rule 14a-8(i)(1) under the Exchange Act states that a shareholder proposal may be excluded from a company's proxy materials if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." UAL is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law provides "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided...." Delaware law clearly delegates the responsibility for managing the affairs of UAL to the Board of Directors.

The proposal directs the Board of Directors to take the steps necessary to amend UAL's Restated Certificate of Incorporation in order to require shareholder approval for certain acquisitions. In order to amend a charter of a Delaware corporation, the Board of Directors must first adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof or that the proposed amendment be considered at the next annual meeting of stockholders. The stockholders would then have to approve the proposed amendment before the certificate of incorporation could be amended. DGCL §242. The proposal, by directing the Board of Directors to amend

UAL's Restated Certificate of Incorporation, clearly conflicts with Delaware corporate law because the UAL shareholders would have to approve any such amendment to UAL's Restated Certificate of Incorporation. In addition, the action demanded in the proposal, by requiring the Board of Directors to act on this matter, would impinge on the Board of Directors' responsibility for managing the affairs of UAL.

The proposal does not recommend that the Board of Directors take the specified action, rather the proposal unequivocally directs the Board of Directors to take action and, therefore, it is not a proper action by shareholders under the laws of Delaware even if this was within the powers of the Board of Directors, which it is not. Accordingly, it is my opinion, as counsel for UAL, that the proposal may be properly excluded from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(1).

II. The Proposal may be Properly Omitted under Rule 14a-8(i)(11) because it Duplicates Another Proposal Previously Submitted to UAL, which will be Included in UAL's 2002 Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

On November 21, 2001, UAL received a copy of Mr. Kropp's proposal, a copy of which is attached as Exhibit A. On November 2, 2001, UAL received a copy of a proposal from Bob Hrabe, a copy of which is attached as Exhibit B. We believe that we may omit Mr. Kropp's proposal from the 2002 Proxy under Rule 14a-8(i)(11) because it is substantially duplicative of the previously submitted Hrabe proposal. The issue addressed in both the Kropp proposal and Hrabe proposal is a request that UAL's Board of Directors take steps necessary to amend UAL's charter to provide that shareholder approval shall be required for any airline acquisition that is approved by the Board of Directors. The Kropp proposal limits the requirement for shareholder approval to those transactions that have a value in excess of five percent of the consolidated total assets of UAL and its subsidiaries.

The Staff has previously permitted a company to exclude a proposal because it duplicates a previously submitted proposal when the core issues presented in both proposals are the same even though the two proposals are not identical. See Verizon Communications Inc. (January 31, 2001); Huntington Bancshares Incorporated (January 11, 2001); Sprint Corporation (February 1, 2000); UAL Corporation (March 11, 1994); and Pacific Gas & Electric Company (February 1, 1993).

In UAL Corporation (March 11, 1994), the Staff permitted us to omit a shareholder proposal recommending that the Board of Directors take steps to implement a policy of secret voting at all meetings of shareholders from our proxy materials because it was duplicative of a previously submitted shareholder proposal, even though one of the proposals provided that the confidential voting should be suspended in the case of a proxy contest where non-management groups have access to voting results.

Despite the Kropp proposal's deviation from the Hrabe proposal described above, both the Kropp proposal and the Hrabe proposal would present UAL shareholders with the same issue – whether the Board of Directors should amend UAL's charter to require shareholder approval for airline acquisitions. Rule 14a-8(i)(11) indicates that the Kropp proposal is the excludable proposal because it was received by UAL after the Hrabe proposal.

For the reasons set forth above, I believe that the Kropp proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(11).

III. Conclusion

Based upon the foregoing, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer

Christine S. Grawemeyer
Senior Counsel

Enclosures

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EXHIBIT A

FRANCESCA M. MAHER

NOV 2 1 2001

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

Ralph Kropp
P.O. Box 660395
Miami Springs, FL 33266

November 21, 2001

Francesca M. Maher
Secretary
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Dear Secretary Maher:

I am writing to give notice that pursuant to the 2001 proxy statement of UAL Corporation (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 200 shares of common stock (the "Shares") of the Company, and I have held the Shares continuously for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I plan to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 305-513-1938.

Sincerely,

Ralph Kropp

Ralph Kropp

UAL CORPORATION SHAREHOLDER PROPOSAL

SHAREHOLDER APPROVAL OF CERTAIN TRANSACTIONS

"RESOLVED, that the UAL Board of Directors take the steps necessary to amend the UAL Restated Certificate of Incorporation to provide that airline acquisitions which have been approved by a Board of Directors vote, also be approved by a stockholder vote. This amendment would affect future transactions made by the Company where the value of the transaction exceeds five percent of the consolidated total assets of the Corporation and its subsidiaries as reported in its most recent audited financial statements."

Supporting Statement

Presently, the UAL Restated Certificate of Incorporation would permit certain airline acquisitions to be effected without stockholder approval.Furthermore, UAL Corporation is incorporated in Delaware. In certain instances, a shareholder vote would be required under Delaware law for acquisitions and mergers; however under Delaware law, a shareholder vote is not necessary for all-cash acquisitions using stock that is already authorized unless the certificate of incorporation requires such approval.

In May of 2000, a purchase price for an all-cash purchase of US Airways was negotiated. On the 23rd of that month, the acquisition proposal was submitted to the UAL Board and approved. In August of 2001, the proposed merger failed to receive approval from the U.S. Department of Justice and, subsequently, it was terminated. However, the acquisition proposal was never submitted for approval by UAL shareholders.

The transaction value set above five percent of consolidated total assets will act as a threshold so that shareholder approval will be sought only on transactions requiring a significant amount of the Company's resources and, therefore, of importance to all shareholders. Shareholders should have a voice by way of voting on these significant transaction proposals.

EXHIBIT B

Francesca M. Maher
Secretary, UAL Corporation
P.O. Box 66919
Chicago, Il. 60666

NOV 2 2001

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

10/30/01

RT

Dear Fran:

I would like to submit the following stockholder proposal and supporting statement for inclusion in the 2002 UAL proxy statement and proxy card. It is the same proposal that I submitted last year. My ESOP share holdings are over $2000.00 in market value and I hold approximately 200 shares of UAL common stock in the Frank Russell Trust Co. stock fund, which I have held for over a year and I intend to continue to hold these securities through the year 2002.

Proposal:

Submit a request to the UAL Board of Directors to take the steps necessary to amend the UAL Restated Certificate of Incorporation to provide that airline acquisitions, which have been approved by a Board of Directors vote, also be approved by a stockholder vote. It is requested that the UAL Board of Directors consider approving the amendment in accordance with the most expedient method available.

Supporting Statement:

UAL was recapitalized in 1994 through an ESOP plan in which the employees bought 55% of the company shares and paid for them over a 6 year period. In late 1994, UAL distributed the "ESOP Owner's Guide" to the participating employees. This guide was intended to explain how the ESOP worked and to answer employee questions. Page 15 of the guide is entitled "What are your voting rights?". It is stated "Since United employees own 55% of the company, together you and your coworkers hold the primary voting voice on matters that affect our company's future. For example, any significant changes to United's business direction--such as a merger or acquisition--would require a vote by all United shareholders--both employee owners and the public." However, the UAL Restated Certificate of Incorporation presently provides for either a Board of Directors vote or a stockholder vote to approve airline acquisitions. In addition, while the Delaware Corporation Laws (Delaware is the state where UAL is incorporated) generally provide for a stockholder vote on acquisitions and mergers, a stockholder vote is not necessary for transactions which meet certain requirements, like an all cash buyout where no shares are issued as a result of the transaction. In other words, the information presented to the employees indicates a shareholder vote on acquisitions but the legally binding documents do not in fact require it. The lack of a UAL stockholder vote to affirm the proposed USAirways acquisition was a recent example of this.

Supporting Statement (continued):

It is important for UAL management and the Board of Directors to have the flexibility to make strategic business decisions on their own. However, if an ESOP company is to be successful, I believe it is also important that employee owners and the common stockholders have a direct shareholder voting voice of approval on the major acquisitions which will have a dramatic affect on our company's future.

Sincerely,

Bob Hrabe UAL employee #084569
P.O. Box 359
San Miguel, Ca. 93451
e-mail: roberthrabe@tcsn.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 17, 2001

The proposal would require that UAL's board amend UAL's Certificate of Incorporation to provide that airline acquisitions that exceed five percent of UAL's consolidated total assets be submitted to shareholder vote.

There appears to be some basis for your view that UAL may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in UAL's 2002 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if UAL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which UAL relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor